

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2011

Via E-mail
David M. Wehner
Chief Financial Officer
Zynga Inc.
699 Eighth Street
San Francisco, CA 94103

> **Re:** **Zynga Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed on December 2, 2011**
> **File No. 333-175298**

Dear Mr. Wehner:

We have reviewed your amended registration statement and have the following comments.

Critical Accounting Policies and Estimates

Valuation of Our Common Stock and Series Z Preferred Stock, page 70

1. We note your response to prior comment 42 of our letter dated July 28, 2011. Revise your disclosures to reconcile, explain and discuss each significant factor contributing to the difference between the fair value of the underlying stock as of the most recent valuation date ($17.20 per share) and the midpoint of your IPO offering range ($9.25 per share).

Principal and Selling Stockholders, page 132

2. Please disclose the natural persons(s) who have voting and dispositive power over the shares of your common stock being sold by the entities affiliated with SilverLake Partners. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, to me at (202) 551-3457. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
         John T. McKenna, Esq.
         Cooley LLP